Exhibit 99.1

Key updates communicated during Q4 2022

30 December 2022

Key updates communicated during Q4 2022

Revenues:

  - Christian Sewing stated at the Q3 results that Deutsche Bank has a clear path to revenues above € 27bn for FY2022
  - James von Moltke reiterated this view at the UBS European Conference, saying that the achievement of this amount would require Q4 revenues to be in the low
  € 6bn range
  - The International Private Bank continues to sharpen its client proposition by closing the sale of the Italian Financial Advisors business on October 17, as disclosed in the Q3 earnings report; the expected gain on sale of € 310m will be recorded in the Group’s results in Q4 and will be reported in the revenue line of the Wealth Management & Bank for Entrepreneurs, within Private Bank’s International Private Bank
  - As James von Moltke stated at the UBS European Conference, the bank would not expect the valuation and timing benefit recorded in Corporate & Other (C&O) in Q3 to be repeated in Q4; in past quarters, C&O revenues, including all other treasury effects, averaged at about negative € 150m per quarter
  - Looking at Q4 revenues in the Investment Bank, James von Moltke stated at the UBS European Conference that Deutsche Bank sees the trends from the first three quarters continuing into Q4, especially looking at a weak Origination & Advisory environment with the wallet expected to be down ~50% year on year
  - For FY2023 Group revenues, Christian Sewing stated at the Q3 results that the bank expects revenues to be north of € 28bn, supported by ~€ 1.1-1.2bn incremental revenues from interest rates, net of funding costs and TLTRO roll off
  - On the dynamics of interest rates across businesses, James von Moltke spoke about the impact for the Private Bank at the UBS European Conference and explained that interest rate impacts are expected to accelerate over the next several years, particularly in 2024 and 2025, as the Private Bank is more exposed to long-term euro rates
  - Further expectations for divisional revenue developments and drivers have been provided in the Outlook section of the Q3 2022 earnings report on pages 22-24

Costs:

  - At the UBS European Conference, James von Moltke stated that Deutsche Bank is on track to reach a cost/income ratio for FY2022 in the mid to low 70s and that it is working hard on all of the expense levers to deliver on its goals; however, there are always uncertainties in a ratio, some outside of the bank’s control, on both numerator and denominator, for example the volatility seen in valuation and timing differences this year, or decisions in its control that the bank might make on restructuring and severance
  - In the first nine months of this year, Deutsche Bank recorded € 15.2bn of expenses and James von Moltke further outlined that to get the cost/income ratio to the mid to low 70s the bank would need to manage expenses tightly in Q4 and be in line with Q3
  - Further, James von Moltke reiterated that, in line with communication at the Investor Deep Dive in March 2022, Deutsche Bank is working to keep costs as flat as possible over the period to 2025
  - Detailed cost expectations for the Group have been provided in the Outlook section of the Q3 2022 earnings report on pages 22-24

Profitability:

  - As mentioned at the Q3 results and the UBS European Conference, the bank is working towards the 8% return on tangible equity target for FY2022
  - At the Q3 results, James von Moltke disclosed that the bank does expect a benefit from deferred tax asset valuation adjustments at the end of the year; while the exact amount is difficult to quantify as the amount depends on many assumptions and input factors, he indicated that it is expected to be not less than the level that was recorded in Q4 2021

CET1 ratio:

  - At the UBS European Conference, James von Moltke reiterated the expectation of a CET1 ratio of around 13% for year-end 2022
  - The reported figure of 13.3% at Q3 2022 reflects an expected low point in risk-weighted assets for both credit and market risk and is not expected to repeat in Q4
  - Risk-weighted assets in Q4 2022 are expected to increase, including a normalization of market risk RWA, which is expected to bring the CET1 ratio for the quarter and year-end to around 13%
  - On December 30, 2022, Deutsche Bank published the European Central Bank’s decision regarding prudential capital requirements to be maintained from January 1, 2023 onwards

Issuance highlights:

  - On October 13, Moody’s upgraded all of Deutsche Bank’s long-term ratings, bringing the Issuer Rating to A1 from A2 with a stable outlook; this represents the fourth successive upgrade of Deutsche Bank by leading rating agencies, and the second upgrade by Moody’s, in the past fourteen months
  - € 1.0bn 5yr Pfandbrief issued on November 3
  - € 1.25bn PerpNC5 Additional Tier 1 instrument issued on November 7
  - € 750m 5yr senior preferred issued on November 21
  - Consent solicitation launched for one USD Additional Tier 1 and one USD senior non-preferred floating-rate note instrument addressing USD LIBOR cessation after June 30, 2023

Next significant events:

  - February 2, 2023 – Q4 2022 results and Annual Media Conference
  - February 3, 2023 – Q4 2022 results – Fixed Income Call
  - March 17, 2023 – Annual Report 2022, Form 20-F, Non-Financial Report 2022 and Pillar 3 Report 2022

Disclaimer

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 11, 2022 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com.